VIA EDGAR                                                                                                                                                                                                        January 22, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:         SOB Stables, Inc.
Registration Statement on Form S-1
Filed December 24, 2012
File No. 333-185664

On behalf of SOB Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated January 18, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1.
It appears from your disclosure that you are a “shell company” as defined by Rule 405 of the Securities Act.  Please revise to disclose your status as a shell company or provide us with your analysis why you do not fit the definition of “shell company”.

The company is not a shell company as defined by Rule 405.  Rule 405 states that a shell company is a company that has: (1) No or nominal operations; and (2) either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

No qualitative standards have ever been established by the SEC for the purpose of such evaluation. However, it is the Company’s position that its activities are significantly more than “no or nominal operations”.

The Company was formed in October 2012.  The steps the Company has taken since the company was formed have not been nominal. The Company has a specific business plan and is carrying out that specific business plan of acquiring and racing thoroughbreds. Before the Company is allowed to begin acquire horses to race, the Company is required to register the stable with the California Horse Racing Board.  To obtain this license the Company must file either: (1) a foreign qualification with the State; or (2) create a wholly owned subsidiary in the State of California. The Company filed, on January 15, 2013, Articles of Incorporation with the Secretary of State for California documents to form a wholly owned subsidiary in California that would be the owner of record of the Company’s thoroughbreds in California.  The only shareholder of the wholly owned subsidiary is the registrant.

The Company expects that it will take approximately 45 days for Secretary of State to complete the formation process since as of January 19, 2013 the California Secretary of States website indicates that they are currently processing requests received on December 10, 2012.  Once the Company receives the stamped articles of incorporation for the subsidiary back from the Secretary of State, the Company will apply to  register the stable with the CHRB.  Once the Company receives approval of the stable name then we may begin acquiring and racing horses under the stable name.

During this time the Company has identified a list of horses that will attempt to acquire as the initial 4 thoroughbreds once the Company’s stable name has been approved.  Reviewing and deciding on thoroughbreds to claim is not a simple task.  It entails a lengthy process of reviewing the thoroughbreds past performances, breeding, race charts, watching their morning gallops and workouts (which typically occur between 5-7am), and watching video of its previous races.   Since then the Company has been in discussions with trainers in Southern California regarding retaining one or more to train the company’s horses.  The Company has narrowed the possible list of trainers down to 3 trainers.

The Company has had to begin deciding on the type of horses it was going to begin acquiring.  Once the Company has decided what type of horses it wanted to acquire, the Company had to begin identifying the horses.  This entails a lengthy process of reviewing the thoroughbreds past performances, breeding, race charts, watching their morning gallops and workouts (which typically occur between 5-7am), and watching video of its previous races.

As such, the Company has taken every possible step that it can take at this time toward its business plan.  Therefore, it is the Company’s position that its activities are significantly more than “no or nominal operations”.

2.
Please explain to us the references to your anticipated liquidation in the second risk factor on page 4 and in Competition on page 20.  If you intend to have a limited operating existence followed by liquidation, please revise throughout to prominently disclose your operating life and discuss in detail your plan of liquidation.

The company does not have a limited operating existence.  The references made on Page 4 and Page 20 were inadvertent typographical errors made by reviewing 3rd party companies previously filed S-1s.

3.
Please revise your disclosure throughout to frame your disclosure in a way the anticipatory nature of your proposed operations.  By way of example, on page 6 you state that your activities have been limited to “acquiring an interest in certain thoroughbreds,” and on page 9 the risk heading indicates that you already own thoroughbreds, and on page 21 you state that your thoroughbred are housed by the trainers.  Please not that this list is not exclusive, and you should revised the prospectus throughout.

Revised to indicate that the company currently does not own any thoroughbreds.

4.
Given the inclusion of Thoroughbred Management Group and Joseph Wade as selling shareholders, it appears that this prospectus may relate to an indirect primary offering by the company whereby the selling shareholders are acting as underwriters within the meaning of Section 2(a)(11) of the Securities Act.  Please revise the cover page and plan of distribution to name these selling shareholders as underwriters and clarify that these selling shareholders will offer their shares at a fixed price for the duration of the offering.  Refer to Rule 415(a)(4) of Regulation C.

Revised to include the requested language.

5.
We note you have relied on reports from third-party sources, including Equibase Company, LLC and the Jockey Club, for data.  Please provide us with the relevant portions of the materials you cite.  Please also confirm that any such reports were commissioned by you for use in connection with the registration statement, or, alternatively, provide consents of such third parties pursuant to Rule 436 with your next amendment.

The Company removed the information cited to Equibase and the Jockey Club.  The reports were not commissioned by the Company and the Company does not have consent to use them.  The company simply was attempting to use commonly known information in the thoroughbred industry but we have removed the language.

6.
Please provide us with any artwork you intend to use.  Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations.  Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate.

The company will not be using any artwork at this time.

7.
Please revise throughout the prospectus to clearly explain all industry terms.  We note for example, the terms “thoroughbred,” “confirmation,” “dosage rating,” “broodmares,” “weanings,” “yearlings,” and “maiden.”   Please note that this list is not exclusive, and you should revise the prospectus throughout.

Revised to include a glossary providing the above definitions and other industry terms used in the prospectus.

Cover page of Prospectus

8.	Please revise to include the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

Revised to include the net proceeds that the selling shareholders will receive from this offering.

9.
Please revise the second paragraph to clarify that the selling shareholders are offering at a fixed price until such time as your stock is listed or quoted on a public trading market.  We not your disclosure in the first paragraph of Plan of Distribution.

Revised to include the language.

10.	Please disclose when the offering will terminate.

Revised to include the following language: “The offering will terminate 360 days after this registration statement is declared effective by the Securities and Exchange Commission. However, we may extend the offering for up to 90 days following the six month offering period.”

Special Note Regarding Forward-Looking Statements

11.	Please revise to remove the statement that you do not guarantee the accuracy of certain assumptions in the last sentence of this section.

We have revised to remove the statement that we cannot guarantee the accuracy of certain assumptions and replaced it with “These forward-looking statements are based on current information and expectation.”

Prospectus Summary, page 1

12.
Please revise to disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate.  Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.  Please also revise here and throughout to place brackets around your net losses.

Revised to include the requested information

Steps taken toward operations of the Company, page 1

13.
Please remove references in this section to Mr. Wade's prior work experience, such as the fact that he owned and raced thoroughbreds himself from 2005-2012, and instead focus only on steps taken specific to the company.

Revised to remove the language requested.

14.
We note that you need to raise a significant amount of additional financing to commence operations and execute your business plan. Please disclose the concrete steps you have taken to date and will take to raise sufficient capital to acquire your initial stock of thoroughbreds. Given that you will not receive any proceeds from this offering, your discussion should be presented in enough detail to enable prospective investors to assess the risk you will be unable to raise funds sufficient to commence operations. Similarly revise Liquidity and Capital Resources.

Revised to include the following language:

The Company expects that it will need to raise $1,850,000 to acquire a stable of 50 thoroughbreds.  The company will not receive any proceeds from this offering.  As such, the Company’s officer has begun discussions with individual investors and entities to initially raise $100,000 to acquire 4 thoroughbreds and then $1,750,000 to complete the acquisition of thoroughbreds to increase the Company’s stable to 50 thoroughbreds. Furthermore, there is no guarantee that the Company will be able to raise the funds discussed in this paragraph.

15.	In this regard, please remove your statement that you have “been approached by various investors regarding interest in assisting the Company in raising capital.”

Revised to remove the language requested.

Summary of this Offering, page 3

16.	Since this is a selling shareholder prospectus, please explain why the total shares of common stock outstanding prior to the offering and after the offering are not equal, or revise to reconcile.

Revised to correct the typographical error.

17.
We note your disclosure in the Trading Markets subsection that there is no guarantee that a market-maker will assist the company with its application, however, please revise here and throughout to clarify that there is no guarantee that your common stock will ever be quoted on a tier of the OTC Markets.

Revised to include the language “There is no guarantee that the Company’s common stock will ever be quoted on a tier of the OTC Markets” throughout out the prospectus.

Risk Factors, page 4

18.
Given that your plan is to acquire thoroughbreds that you believe to be more valuable than their respective claiming price, please disclose in a separate risk factor the risks that you will be unable to accurately assess the value of a thoroughbred and thus may not obtain such value at the time of acquisition or even overpay for a thoroughbred.

Revised.

19.
Consistent with your disclosure on page 26, please revise here and in the summary and on page 26 to discuss potential conflicts of interest because your sole officer and director only works for you part time and your sole officer and director and controlling shareholder are engaged in the business of owning, racing, and investing in thoroughbred ventures. Please also revise to disclose the percentage of time that Mr. Wade dedicates to your business. We note in this regard your disclosure on page 26.

Revised

20.
We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please expand the related disclosure on page 10 to cross reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” for a further discussion of this exemption.

Revised to include the requested language.

21.
We note your disclosure on page 16 that your authorized capital stock consists of 700,000,000 shares of common stock and 50,000,000 shares of preferred stock. Please revise to add a risk factor that discusses the risk of dilution to your current shareholders should you issue your authorized shares.

Revised to include the requested language.

22.
Please revise to add risk factors that discuss the additional costs you will incur as a public company, the risk that there may the risk that your investors will lose their entire investment if you are unable to raise the additional financing that you require since you will not receive any proceeds from this offering, or explain why these risk factors are not necessary.

Revised

Racehorses are prone to injury which may materially and adversely affect our business, page 5

23.	We note your disclosure here that certain of your horses have been injured. Please identify any horse that has been injured, the date of its injury, and the extent of its injury.

Revised to remove the language that implied that some of the Company’s horses have been injured since the Company currently does not own any horses.  The intent was to indicate that horses are prone to injury and such is a material risk.

Our shares may be subject to the “penny stock” rules, page 7

24.	Please revise the heading and the last sentence of this risk factor to clarify that your shares are subject to the penny stock rules.

Revised pursuant to the comment above.

Due to the limited liquidity in our shares, page 8

25.	Please revise to remove the last sentence of this risk factor since your shares are currently not traded on any market.

Revised pursuant to the comment above.

We will need additional capital, which we may be unable to obtain, page 8

26.
Please revise to disclose an estimate of the additional capital required in the risk factor heading. Please also disclose the estimated legal and accounting costs associated with being a reporting company, as it appears that the estimated range provided in the third paragraph does not include these costs.

Revised

Thoroughbred racing could be subjected to restrictive regulation, page 9

27.
Please revise this risk factor to describe the specific risks relating to licensing requirements, limitation on equity ownership, and other regulations of the California Horse Racing Board and in other jurisdictions where you anticipate acquiring and racing thoroughbreds. Additionally, please remove the second sentence of this risk factor as it tends to mitigate the risk presented.

Revised to include another risk factor regarding the impact that ownership limitations may have on the company.  The company is answering this comment in a similar way as comment 46 since they are related.

To understand the company’s response it is important to understand how horses are typically owned.  Typically, thoroughbred racing is conducted through partnerships and/or syndicates in which the partners each have a property interest in the horse. These are usually conducted in one of two ways:  (1) each partner is entitled to their percentage of the purse winnings and any monies received from the sale of the horse and are also responsible for the training fees and other costs related to the horse (which can be off-set from winnings).  The partners also may pay a management fee for the overall management of the horse. (2)  The partners are entitled their equal share of monies if the horse is sold but participate in at a much lessor rate in the purse winnings. In exchange for the lessor participation in purse winnings the partners are not responsible for the monthly fees of the horse.  The person responsible for the monthly fees is usually entitled to a majority of the purse winnings (sometimes this can be as high as 80%).  Under both of these methods, the partners pay a purchase price equal to the percentage of their ownership in the horse.  As such they have a property interest in the horse.  For example, if the horse is $100,000 a 10% stake would cost $10,000.

The Company is unique in the manner it is operating.  The shareholders of the company will not be entitled to any purse winnings or monies from the sale of any horse.  They also would not be subject to pay the monthly expenses related to the horse.  As such, the shareholders do not have a property interest in any of the horses but are merely a shareholder of the company.  Much like the shareholders of Boston Properties do not have a property interest in the properties owned by the company.

The Company is forming a wholly owned subsidiary for its California.  In California, the owner of record for the Company’s horses will be a wholly owned-subsidiary.   This subsidiary will own and manage all the company’s horses to be raced in California.  As such, the only equity shareholder will be the registrant.  Thereby, the company will not need to disclose to the name of each individual shareholder.  However, if these rules shall change then the Company may need to disclose the individual shareholders names or be required to cease operations in California.  The Company is looking at the ownership rules in other states to determine which states the company would seek to expand.    Pursuant to CHRB Rule 1506, the Corporation shall appoint one or more responsible managing employee(s) who, if qualified, may be granted a license as Horse Owner. The company will appoint our CEO, Joseph Wade, as that person.  Pursuant to CHRB Rule 1783, the Company will register the stable name as the wholly owned subsidiary.  Since the company will not be creating multiple entities under this stable name part (b) of 1783 does not apply.  Pursuant to CHRB Rule 1784, the issuer is the sole owner of equities owned by the stable and therefore other entity or person is required to be disclosed.

Item 4: Use of Proceeds, page 11

28.	Please disclose here an estimate of the expenses you expect to bear related to the registration of shares for the selling shareholders.

Revised to include that the estimated expense related to the registration of the selling shareholders shares is about $9,000 and is being paid by the Company.

Item 5: Determination of Offering Price, page 11

29.
Please remove the first sentence of the second paragraph of this section and the first sentence on page 3. We note that there is no established public trading market for your securities and the offering price was arbitrarily determined.

Revised to remove the requested sentences.

Item 7: Selling Security Holders, page 11

30.
Please reconcile your disclosure that you are not including any of the shares issued to Thoroughbred Management Group into this issuance as they will continue to be restricted, with the inclusion of 500,000 shares in the selling shareholders table.

Revised to include language indicating that 500,000 shares are being registered.

31.
Please be advised that a person is generally deemed to beneficially own stock held by a spouse and minor children. In this regard, we note that many of the selling shareholders share the same last name. Please revise if necessary.

Revised to include footnotes that Travis and Amy Costenmoyer are married, Art and Ginny Olmstead are married, Penny and Jamil Atacha are married, Robin and Steve Costenmoyer, Boris and Tatiana Shishova are married and that Tenly Costenmoyer is the minor child of Travis and Amy Costenmoyer and whose shares are indirectly owned by Travis and Amy Constenmoyer. None of the above listed people result in owning more than 1% of the stock if you add the shares that may be deemed to be beneficially owned by them through marriage or a minor child.

No other selling shareholder is married to or are minor children of another selling shareholder except for those listed above on these footnotes.  Individuals with similar names are either brother, sisters or cousins and therefore are not deemed to be beneficially owned by another person.

Item 8: Plan of Distribution, page 13

32.
The first sentence of this section states that the selling price of the shares will be $0.1, which is not consistent with the next sentence or the information on page 11, which states that the selling price will be $0.01. Please revise for consistency.

Revised to correct the typographical error – the selling price is $.01.

33.	Please disclose on which OTC Markets tier you expect to apply for quotation.

The Company expects to apply to be traded on the OTC QB tier.

Item 9: Description of Securities to be Registered, page 16

34.
Please revise to update this section so that is also includes the 29,000,000 shares sold to 38 investors on December 17, 2012. Similarly, revise to update your disclosure throughout, such as in the Market Price and Dividends section on page 21.

Revised to include the 29,000,000 shares sold to 38 investors on December 17, 2012.  Also, updated Market Price and Dividends.

Item 10: Interests of Name Experts and Counsel, page 17

35.	Please revise to name counsel who is providing an opinion regarding the legality of the securities being registered.

Revised to state that certain legal matters with respect to the issuance of the securities offered hereby were passed upon by Brinen & Associates, LLC whose consent has been attached at Exhibit 5.1.

Description of Business, page 17

36.
Please expand your disclosure to discuss in greater detail the differences between acquiring thoroughbreds through claiming races and private transactions or auctions. Please also clarify that there is no guarantee that you will be able to acquire the initial four thoroughbreds and that, even if acquired, they will provide the revenue necessary to seeking larger capital raises to increase your stable. In addition, please provide support for your statement that you expect to acquire 50 thoroughbreds by December 2013, and reconcile it with your disclosure on page 25 that you intend to acquire the 50 thoroughbreds by September 2013.

We provided additional information but there is not a lot more to acquiring a thoroughbred then we have discussed.  Thoroughbreds are acquired based on their past performances, bloodline and confirmation.  There is essentially nothing else to rely on.

With regard to not being able to claim a horse, the company does not fully understand that comment since claiming a horse is a rather simply process of the trainer putting a claim in for the horse prior to the race.  We discuss that our ability to claim the horses is subject to our ability to raise the necessary capital.  Once the company has the funds then claiming a horse is a simple process.

Revised to fix the typo relating to September 2013.  Additionally, there is no support that can be provided other than stating that so long as the company has the necessary funds claiming 50 thoroughbreds is a simple process. For example, Santa Anita has had 49 horses claimed from December 24 through January 19 which comprised of 15 racing days which is an average of 3.2 horses claimed per racing day.

37.
Please discuss in greater detail the strategy you intend to use for selecting horses. Please also discuss and quantify the expenses associated with the selection and employment of and commissions to be paid to jockeys and trainers.

We added language to add some additional information but the most important aspect of claiming a horse is the past performances.  There are no additional details to provide regarding the manner that the company intends to claim horses beyond reviewing the past performances on the horses in the claiming race and reviewing previous races and the bloodlines of the horse. The selection of the jockey is done by the trainer.  The jockey receives 10% of any purse winnings.  The trainer and the jockey do not receive a commission if a horse is claimed

38.
Please clarify what you meant that you will create “subsidies” for each state in which your horses shall race. To the extent you meant subsidiaries, please revise accordingly and discuss the steps and costs involved in establishing such subsidiaries, and disclose that there is no guarantee you will be able to successfully expand your business to other states.

Revised to correct the typo of subsidies to subsidiaries and added language related to the formation of subsidiaries.  Additionally, we added language to indicate that we may not be able to successfully expand into other states.

39.
We note that you expect most of the horses acquired will be owned by you for less than 12 months since they can be sold at any claiming race. Please revise to clarify whether your intend it to acquire and own at one given time a total of 50 thoroughbreds, or if you intend to acquire and resell a total of 50 thoroughbreds over a specified period of time. If the former, please clarify how many thoroughbreds you expect to have to purchase in order to maintain a stable of 50 thoroughbreds after resale of some via claiming races. If the latter, please disclose how many thoroughbreds you expect to own on average at any given time under your business plan.

Revised to include language that the 50 horses refers to a total stable size of 50 thoroughbreds.  With regard to how many thoroughbreds we expect to have to purchase in order to maintain a stable of 50 thoroughbreds considering some may be claimed off us is difficult to surmise.  It depends on too many factors such as how often the thoroughbreds are claimed from us.  For example, are the horses claimed from every race, every other race, every 3rd race and so on.  There is no clear cut number on the average number of times an individual thoroughbred will be claimed there are just to many factors to determine an accurate number.

40.	Please disclose what you intend to do with horses which are sick, injured, or otherwise not eligible to be entered into claiming races.

The company would rely on the recommendation of the vet with regard to a sick or injured horse.   With regard to not eligible to be entered into a claiming race, all horses are eligible for claiming races.  That is the nature of horse racing which claiming races are the lowest level of racing and are allow owners to race their thoroughbreds.

Revenue from Claiming Division, page 19

41.	Please provide us with support for your statement that “at the Santa Anita meet 99 thoroughbreds, for $2,132,000, were claimed within in 45 day period.”

Revised to include information from Santa Anita’s current meet which has had 49 thoroughbreds claimed for $1,058,000 in 25 days (12/26/2012 through 1/19/2013). A copy has been attached at exhibit 99.1.

42.
Please discuss here and in your liquidity section how the unpredictability and variability of your revenue stream may affect your available cash flows from operations, your ability to meet recurring operating expenses, and your ability acquire additional horses. In addition, clarify that you will only make money when your horses are claimed by others if you were able to acquire them previously at a lower price and disclose that there is no guarantee that you will be able to secure a higher price than you had previously paid. We note in this regard the first two risk factors on page 4.

Revised to include the additional language regarding the unpredictable nature of the horse racing.  However, the comment stating “clarify that you will only make money when your horses are claimed by others if you were able to acquire them previously at a lower price and disclose that there is no guarantee that you will be able to secure a higher price than you had previously paid” is not accurate.  The Company generates revenue from the purse winnings of the thoroughbred.  For example, the 4th race at Santa Anita on 1/19/2013 was a $25,000 claiming race with a purse of $32,000.  The winner of the race received $19,200 which is nearly the amount of the claiming price.

43.	Please revise to clarify who determines the value of horses in order to determine if it can be entered into a claiming race and how such valuation is determined.

No one determines the value of horses in order to determine if it can be entered into a claiming race.  If the owner agrees to enter a horse into a claiming race than anyone can claim that horse for the claiming price.  There is no 3rd party or person who determines the value of the horse.

Competition, page 20

44.	Please expand your disclosure to clarify if the competitors identified are conducting business in your target market in California and are active in purchasing thoroughbreds at claiming races.

Revised to include the requested expansion in the disclosure

Government Regulation, page 20

45.
Please disclose whether you have submitted an application for licensing in California or disclose your expected timing of such application. Additionally, revise the first paragraph of Description of Business to disclose, if true, that you cannot acquire or race thoroughbreds in claiming races run in California until you have obtained the appropriate license.

Revised to provide the requested information.

46.
We are aware that the California Horse Racing Board requires each stockholder of a company that owns horses racing in California to be disclosed to the appropriate regulatory authority. Please revise here and in Summary of This Offering to disclose any stockholder licensing and notification requirements in California and all other states in which you expect to race thoroughbreds. Please also disclose how you intend to ensure you are in compliance with applicable requirements. Additionally, please disclose whether you intend to seek regulatory relief regarding the stockholder notification requirement from the California Horse Racing Board.

The company is answering this comment in a similar way as comment 27 since they are related.

To understand the company’s response it is important to understand how horses are typically owned.  Typically, thoroughbred racing is conducted through partnerships and/or syndicates in which the partners each have a property interest in the horse. These are usually conducted in one of two ways:  (1) each partner is entitled to their percentage of the purse winnings and any monies received from the sale of the horse and are also responsible for the training fees and other costs related to the horse (which can be off-set from winnings).  The partners also may pay a management fee for the overall management of the horse. (2)  The partners are entitled their equal share of monies if the horse is sold but participate in at a much lessor rate in the purse winnings. In exchange for the lessor participation in purse winnings the partners are not responsible for the monthly fees of the horse.  The person responsible for the monthly fees is usually entitled to a majority of the purse winnings (sometimes this can be as high as 80%).  Under both of these methods, the partners pay a purchase price equal to the percentage of their ownership in the horse.  As such they have a property interest in the horse.  For example, if the horse is $100,000 a 10% stake would cost $10,000.

The Company is unique in the manner it is operating.  The shareholders of the company will not be entitled to any purse winnings or monies from the sale of any horse.  They also would not be subject to pay the monthly expenses related to the horse.  As such, the shareholders do not have a property interest in any of the horses but are merely a shareholder of the company.  Much like the shareholders of Boston Properties do not have a property interest in the properties owned by the company.

The Company is forming a wholly owned subsidiary for its California.  In California, the owner of record for the Company’s horses will be a wholly owned-subsidiary.   This subsidiary will own and manage all the company’s horses to be raced in California.  As such, the only equity shareholder will be the registrant.  Thereby, the company will not need to disclose to the name of each individual shareholder.  However, if these rules shall change then the Company may need to disclose the individual shareholders names or be required to cease operations in California.  The Company is looking at the ownership rules in other states to determine which states the company would seek to expand.    Pursuant to CHRB Rule 1506, the Corporation shall appoint one or more responsible managing employee(s) who, if qualified, may be granted a license as Horse Owner. The company will appoint our CEO, Joseph Wade, as that person.  Pursuant to CHRB Rule 1783, the Company will register the stable name as the wholly owned subsidiary.  Since the company will not be creating multiple entities under this stable name part (b) of 1783 does not apply.  Pursuant to CHRB Rule 1784, the issuer is the sole owner of equities owned by the stable and therefore other entity or person is required to be disclosed.

Management’s Discussion and Analysis, page 22

47.
Please revise to include a section for your critical accounting policies. Although your operations have not yet commenced, you are anticipating entering a specific industry. Therefore, this section should identify and discuss the sensitive aspects of the accounting policies which you will put in place once you are operating.

Revised to include the following language: “Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our audited financial statements included in this prospectus. We have consistently applied these policies in all material respects.”

48.
As you have elected to use the extended transition period for complying with new or revised accounting standards, please discuss this decision in detail under “Critical Accounting Policies.” Specifically, please explain that Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a) (2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an “emerging growth company” can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). Clarify that you have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that you are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Revised to include the requested disclosures

49.
Please reconcile your disclosure that your net loss is $2,737 with the table and financial statements showing a net loss of $42,160. Similarly, reconcile your disclosure that you have $1,140 in cash but $0 in assets.

Revised to correct the typographical errors referred to in the comment.

50.
Please revise to clarify the difference between the “direct monthly cost (or monthly burn rate of the thoroughbreds)” which you are estimating at $30,000 and the expected monthly burn rate of $14,000 following your acquisition of the initial four thoroughbreds. In addition, please clarify if the $2,000 of expected audit fees are per month, and why you have not included these expenses into your current monthly burn rate of between $700 and $1,000 per month.

Revised to include the $2,000 for the expected audit expenses.  Additionally, added language to clarify that the $30,000 is for a reserve for the direct monthly costs to provide the company with a cash reserve for 8-9 weeks for each thoroughbred it acquires.

51.	Please clarify what the “allowance/stakes division” you reference on page 24 is and how it fits into your overall business plan.

Revised to remove the language referring to allowance/stakes.

Revenue, page 22

52.	Please expand your disclosure to explain in detail how you intend to generate revenue once the business operations have commenced.

Revised to include language related to how the company generates revenue.  The company’s business operations have begun; however, the Company is awaiting for the State of California to process the company’s subsidiary corporation’s articles of incorporation prior to the company being able to register the stable with the CHRB.

Operating Expenses, page 22

53.	Please expand your disclosure to discuss the types of operating expenses you anticipate incurring once the operations have commenced.

Revised to include the requested language.  The company’s business operations have begun; however, the Company is waiting for the State of California to process the company’s subsidiary corporation’s articles of incorporation prior to the company being able to register the stable with the CHRB.

Net Profit, page 22

54.	Please change this section caption to Net Loss, as you have not achieved a net profit.

Revised as requested in the above comment

Liquidity and Capital Resources, page 22

55.
We note your disclosure that there is no assurance you will be able to raise the necessary funds to maintain your operations or carry out your business plans. Please revise your disclosure to state, in clear and unqualified language, the consequences to the business should you be unable to raise the funds you require.

Revised to include language that the Company would need to cease operations if we cannot raise the necessary finds.

56.
On page 23, you state that your officers, directors and principal shareholders have verbally agreed to provide $40,000 in financing to cover certain expenses. Please expand your disclosure, herein and throughout the document, to state whether these officers are under any legal obligation to provide the stated funding, and your repercussions, if any, should they determine they are unable or unwilling to provide the verbally committed funds.

Revised to include language that there is  no guarantee that we will receive the funds from our officers and directors since there is no legal commitment or obligation.

57.
You state that you need $100,000 to begin to implement the company’s business plan by acquiring four thoroughbred horses, and an additional $1,750,000 to fully implement the business plan of acquiring 50 thoroughbred horses. We note you have provided a breakdown of the anticipated use of the initial $100,000. Please revise your disclosure to provide a similar breakdown of how you intend to use the full $1,850,000.

Revised to include the breakdown of the $1,750,000 and the $1,000,000 stated in the Company’s capital needs.

Identification of Directors and Executive Officers, page 25

58.
Please revise to clarify whether Mr. Wade is still serving as President of Thoroughbred Management Group and whether he serves in that capacity on a full-time basis. Please also disclose the percentage of time that Mr. Wade dedicates to your business.

Revised.

59.	Please disclose the specific percentage of your outstanding stock that Thoroughbred Management Group owns, rather than only indicated that it owns more than 10%.

Revised

Executive Compensation, page 26

60.
Please reconcile your narrative disclosure that the officers and directors did not receive any salary for services rendered, with your disclosure in the executive compensation table, and on pages 11 and 29, that Mr. Wade, through his ownership of Thoroughbred Management Group, received shares valued at $32,000 on October 10, 2012 for services rendered.

Revised to include language to include the $32,000 in stock issued to TMG.

Controls and Procedures, page 28

61.
We note you have concluded that your disclosure controls and procedures are not effective. In addition, you have identified four reasons on which you have based this conclusion. We further note that you state you have concluded that these are not material weaknesses. Please explain to us how you have determined that these four items do not represent material weaknesses.

The Company has concluded that these are not material weaknesses because we determined that the internal control over financial reporting currently are such that there is not a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Conflicts of Interest and Corporate Opportunities, page 28

62.
We note your disclosure that it is your policy under your Code of Ethics for officers to present corporate opportunities to the company for consideration. Please disclose whether you will adopt written policies and procedures prior to effectiveness and balance by clarifying that such policies may be ineffective given that there is currently only one officer and director.

Revised.

Financial Statements

Note 1. Nature of Operations, page F-7

63.
Herein, and throughout the document, we note your reference to your anticipated stable of thoroughbreds. In this regard, please expand your disclosure to explain where you intend to physically stable the horses you acquire, and the associated costs. We note your disclosure on page 18 that the ongoing expenses for these horses will be approximately $50 to $125 per day for each horse, which includes training and veterinary bills. Please explain whether or not this also includes the cost of the physical location where the horses will be kept.

There is no expense related to housing the thoroughbreds.  The horses are housed with the respective trainers and at one of the race tracks such as Hollywood Park or Santa Anita.  The facilities are typically provide to the trainers by the tracks.

Note 2. Significant Accounting Policies
Research and Development, page F-9

64.
You state that research and development costs are related to the development of your products. Based upon your goal to acquire thoroughbreds, it is unclear what products you are developing. Please revise or advise.

Revised to state the research was done towards the acquisition of thoroughbreds.

Item 13. Other Expenses of Issuance and Distribution, page II-1

65.	Please advise us what is included in the “miscellaneous” expenses in this section.

Miscellaneous refers to expenses that are unrelated to the filing of the registration statement which may include, but not limited to, transfer agent fees associated with the printing of the shares and other costs associated with the issuance of the shares after the effectiveness of this registration statement.

Item 15. Unregistered Sales of Equity Securities, page II-1

66.
Please revise to disclose the December 17, 2012 sale of common stock to 38 investors, and include the specific exemption you relied upon for each sale and include enough factual description so that a reader can understand the basis for the exemption.

Revised to include the sales on December 17, 2012.  Also, fixed a typo that referenced 29,000,000 shares sold on December 17, 2012to the 38 investors in the number was 26,250,000.  The typo resulted by accidently do a replace all with 29,000,000 (the number of shares being registered in the offering) during a rewrite.

Item 26: Exhibits Schedule, page II-2

67.	Please file your legality opinion and the Code of Ethics as exhibits to your amended registration statement. We may have comment upon review of the exhibits.

Revised.

Item 27: Undertaking, page II-3

68.	Please revise your undertakings to follow the language set forth in Item 512(a) of Regulation S-K.

Revised

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOB Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President